FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of February, 2006


                                 UNILEVER PLC
                (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

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Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S G WILLIAMS
                                        By  S G WILLIAMS
                                            SECRETARY


Date: February 8, 2006

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            8 February 2006, Q4 Dial-in instructions

Exhibit 99


                     UNILEVER'S Q4 2005 & FULL YEAR RESULTS

                TELEPHONE CONFERENCE CALL / WEBCAST FOR ANALYSTS

Unilever's fourth quarter and full year results for 2005 will be published at 0700hrs (London time) on Thursday, February 9 2006. The following teleconference arrangements are in place. Analysts only will be able to ask questions during the call.


               Start Time: 10:00 (UK) / 11:00 (CET) / 05.00 (ET).

                                  Listen Only

                      From the UK or Europe, please call:

                      +44 (0)1296 311650 - Pin No. 951466#


                           From the US, please call:

             +1 877 810 2621 or +1 617 786 1940 - Pin No. 74673858#


                                 Replay Numbers

                      From the UK or Europe, please call:

                      +44 (0)1296 618700 - Pin No. 555674#


                           From the US, please call:

             +1 888 286 8010 or +1 617 801 6888 - Pin No. 42018618#


Lines will open 1 hour prior to the conference. The teleconference will be recorded and available immediately for a period of two weeks.

An audio link of the conference can be accessed via Unilever's website: www.unilever.com/ourcompany/investorcentre/presentation_speeches/


                                     -o0o-

February 8, 2006